 Exhibit 99.3
FIELD TRIP HEALTH LTD.
(FORMERLY NEWTON ENERGY CORPORATION)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2021
AND
FOR THE PERIOD FROM APRIL 2, 2019
(DATE OF INCORPORATION) TO MARCH 31, 2020
(Audited, expressed in Canadian Dollars, unless otherwise noted)

Independent Auditor’s Report
To the Shareholders of Field Trip Health Limited (formerly Newton Energy Corporation):
Opinion
We have audited the consolidated financial statements of Field Trip Health Limited (formerly Newton Energy Corporation) and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at March 31, 2021 and 2020, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2021, and for the period from April 2, 2019 (date of incorporation) to March 31, 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at March 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the year ended March 31, 2021 and for the period from April 2, 2019 (date of incorporation) to March 31, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Information
Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Group’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
The engagement partner on the audit resulting in this independent auditor’s report is Giacomo Angelini.

Waterloo, Ontario June 24, 2021	Chartered Professional Accountants Licensed Public Accountants

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)	Notes	As at March 31, 2021	As at March 31, 2020
		$	$
ASSETS
CURRENT
Cash and cash equivalents		38,469,057	9,590,758
Funds held in trust	5	795,516	—
Restricted cash	6	588,041	100,000
Short-term investments	7	72,552,870	—
Accounts receivable	8	813,761	203,112
Other assets	9	2,890,197	133,916
TOTAL CURRENT ASSETS		116,109,442	10,027,786
NON-CURRENT
Property, plant and equipment	10	2,198,817	575,446
Intangible assets	11	427,124	124,980
Right-of-use assets	12	7,182,358	1,632,661
Other non-current assets	9	532,264	180,222
TOTAL NON-CURRENT ASSETS		10,340,563	2,513,309
TOTAL ASSETS		126,450,005	12,541,095
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	14	5,348,110	577,878
Deferred revenue		42,318	2,000
Current portion of lease obligations	13	1,070,435	462,871
TOTAL CURRENT LIABILITIES		6,460,863	1,042,749
NON-CURRENT
Loan payable	15	23,112	—
Lease obligations	13	6,403,372	1,078,334
TOTAL LIABILITIES		12,887,347	2,121,083
EQUITY
Share capital	4, 16	130,784,175	12,781,270
Warrants	17	6,370,660	—
Share-based payments reserve	18	1,832,224	330,703
Accumulated other comprehensive income (loss)		327,302	(49,521)
Retained deficit		(25,751,703)	(2,634,096)
Non-controlling interest	28	—	(8,344)
TOTAL EQUITY		113,562,658	10,420,012
TOTAL LIABILITIES AND EQUITY		126,450,005	12,541,095
Contingencies (Note 35) and Commitments (Note 30)
Subsequent events (Note 36)
Approved on behalf of the Board of Directors:
/s/ Joseph Del Moral Director	/s/ Helen Boudreau Director
The accompanying notes are an integral part of these Consolidated Financial Statements.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)	Notes	For the Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
		$	$
REVENUE
Patient services	3, 25	960,655	1,000
Other revenue		240	—
Total revenue		960,895	1,000
OPERATING EXPENSES
General and administration	20	11,161,893	2,310,076
Occupancy costs	21	897,391	317,476
Sales and marketing	22	1,630,223	305,710
Research and development	23	3,417,690	193,192
Depreciation and amortization	24	1,394,404	146,320
Patient services	25	1,544,328	9,403
Total operating expenses		20,045,929	3,282,177
OTHER INCOME (EXPENSES)
Finance expense	26	(252,259)	(19,907)
Other expense	27	(1,600,172)	672,760
Listing expense	4	(2,180,142)	—
Net loss before income taxes		(23,117,607)	(2,628,324)
Income taxes	34	—	—
Net loss		(23,117,607)	(2,628,324)
Exchange gain (loss) from translation of foreign subsidiaries		377,341	(50,041)
NET LOSS AND COMPREHENSIVE LOSS		(22,740,266)	(2,678,365)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of Field Trip Health Ltd.		(22,740,266)	(2,670,021)
Non-controlling interest		—	(8,344)
		(22,740,266)	(2,678,365)
NET LOSS PER SHARE
Basic and diluted	19	(0.70)	(0.26)
The accompanying notes are an integral part of these Consolidated Financial Statements.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
	Notes	Share Capital		Warrant Reserve	Share-based Payment Reserve	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Non- controlling Interest	Shareholders’ Equity
		# Shares	$	$	$	$	$	$	$
Balance, April 1, 2020		20,941,923	12,781,270	—	330,703	(50,041)	(2,641,920)	8,344	10,428,356
Share issuance	4, 16	26,182,932	126,349,164	—	—	—	—	—	126,349,164
Share issuance cost	16	—	(11,835,186)	3,602,378	—	—	—	—	(8,232,808)
Warrants issuance	17	—	—	3,202,704	—	—	—	—	3,202,704
Warrants issuance cost	17	—	—	(225,109)	—	—	—	—	(225,109)
Share-based payments	18	—	—	—	2,039,387	—	—	—	2,039,387
Warrants exercised	18	158,510	1,077,169	(209,313)	—	—	—	—	867,856
Stock options exercised	18	9,218,767	821,546	—	(612,848)	—	—	—	208,698
Reverse takeover transaction (“RTO”)	4	795,106	1,590,212	—	74,982	—	—	—	1,665,194
Exchange gain from translation of foreign subsidiaries		—	—	—	—	376,790	(1,960)	59	374,889
Purchase of non-controlling interest	28	—	—	—	—	553	9,784	(10,337)	—
Net loss		—	—	—	—	—	(23,117,607)	1,934	(23,115,673)
Balance, March 31, 2021		57,297,238	130,784,175	6,370,660	1,832,224	327,302	(25,751,703)	—	113,562,658
	Notes	Share Capital		Warrant Reserve	Share-based Payment Reserve	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Non- controlling Interest	Shareholders’ Equity
		# Shares	$	$	$	$	$	$	$
Balance, April 2, 2019		—	—	—	—	—	—	—	—
Share issuance — Class A	16	11,510,900	1,605,027	—	—	—	—	—	1,605,027
Share issuance — Class B	16	9,431,023	11,195,540	—	—	—	—	—	11,195,540
Share issuance cost	16	—	(19,297)	—	—	—	—	—	(19,297)
Share-based payments	18	—	—	—	330,703	—	—	—	330,703
Exchange loss from translation of foreign subsidiaries		—	—	—	—	(50,041)	—	—	(50,041)
Shareholder distributions from issuance of below-market loans	33	—	—	—	—	—	(13,596)	—	(13,596)
Net loss		—	—	—	—	—	(2,628,324)	—	(2,628,324)
Balance, March 31, 2020		20,941,923	12,781,270	—	330,703	(50,041)	(2,641,920)	—	10,420,012
Less: equity attributable to non-controlling interest holders	28	—	—	—	—	520	7,824	—	8,344
Equity attributable to parent		20,941,923	12,781,270	—	330,703	(49,521)	(2,634,096)	—	10,428,356
The accompanying notes are an integral part of these Consolidated Financial Statements.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian dollars in thousands)	Notes	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
		$	$
OPERATING ACTIVITIES
Net loss		(23,117,607)	(2,628,324)
Items not involving current cash flows:
Depreciation and amortization		1,394,404	146,320
Share-based payments	18	3,043,419	330,703
Fair value gain on government assistance		1,793	—
Interest expense on lease commitments	26	301,503	22,562
Interest income on shareholders’ loan	26	(2,531)	(1,586)
Interest income on refundable lease deposits	26	(7,549)	(951)
Interest income on short term investments		(3,457)	—
Unrealized foreign exchange loss	27	78,420	1,111
Reverse take over costs	4	1,860,916	—
Government assistance — CEBA loan		(18,681)	—
Net change in non-cash working capital	29	58,639	199,724
CASH USED IN OPERATING ACTIVITIES		(16,410,731)	(1,930,441)
INVESTING ACTIVITIES
Purchase of short term investments		(72,549,413)	—
Acquisition of property, plant and equipment	10	(1,978,790)	(589,482)
Acquisition of intangible assets	11	(363,311)	(126,974)
Refundable security deposit paid for right-of-use assets		(181,256)	(100,986)
Non-refundable security deposit paid for right-of-use assets		—	(123,465)
CASH USED IN INVESTING ACTIVITIES		(75,072,770)	(940,907)
FINANCING ACTIVITIES
Proceeds on issuance of common shares	16	124,795,187	12,732,645
Proceeds on issuance of warrants	17	3,202,704	—
Proceeds from exercise of stock options	16	208,698	—
Proceeds from exercise of warrants	17	867,856	—
Share issuance cost paid	4, 16	(6,796,583)	(11,375)
Warrant issuance cost paid		(225,109)	—
Repayment of lease obligation	13	(806,651)	(108,907)
Loans received	15	40,000	—
CASH PROVIDED BY FINANCING ACTIVITIES		121,286,102	12,612,363
Net change in cash during the period		29,802,601	9,741,015
Effect of exchange rate on changes in cash		359,255	(50,257)
Cash and cash equivalent at beginning of the year/period		9,690,758	—
CASH AND CASH EQUIVALENT AT END OF YEAR/PERIOD		39,852,614	9,690,758
SUPPLEMENTAL INFORMATION
Cash and cash equivalents		38,469,057	9,590,758
Funds held in trust		795,516	—
Restricted cash		588,041	100,000
CASH AND CASH EQUIVALENT AT END OF YEAR/PERIOD		39,852,614	9,690,758
Composed of:
Cash		5,387,883	9,690,758
Cash equivalents		34,464,731	—
Interest income received		303,124	22,644
Interest expense paid		35,517	51
Represented by:
The accompanying notes are an integral part of these Consolidated Financial Statements.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
1.
NATURE OF OPERATIONS

Field Trip Health Ltd. (formerly Newton Energy Corporation) (the “Group”, the “Company” or “Field Trip”) was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta). Prior to October 1, 2020, the Company’s operations were conducted through Field Trip Psychedelics Inc. (“FTP”). FTP was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019. On October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc. The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
On October 1, 2020, FTP completed a reverse takeover transaction (the “Transaction”) with Newton Energy Corporation (“Newton”) and Newton’s wholly-owned subsidiary Newton Energy Subco Limited (“Newton Subco”). The Transaction constituted a Reverse Takeover under applicable securities law and was structured as a three-cornered amalgamation, which resulted in FTP becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of FTP becoming security holders of Newton. As a result, the consolidated statements of financial position are presented as a continuance of FTP and the comparative figures presented are those of FTP (see Note 4 Reverse Takeover for details). Immediately prior to the closing of the Transaction, Newton filed an Article of Amendment to change its name from Newton Energy Corporation to “Field Trip Health Ltd.”
Field Trip is an international organization focused on blending operational execution with strategic investment across all aspects of the psychedelics value chain. Through its wholly owned subsidiary Field Trip Natural Products Ltd. (“FTNP”) and Field Trip Psychedelics research division, “Field Trip Discovery” performs research on botanical psychedelics and psychedelic-based molecules for future therapeutic application of select mental health indications. Through its wholly owned subsidiaries Field Trip Health Canada Inc. (formerly Field Trip Health Inc.), Field Trip Health USA Inc. (formerly Field Trip Ventures USA Inc.) and Field Trip Health B.V., “Field Trip Health” is building a network of world class clinics focused on psychedelics-assisted therapies. Field Trip Digital LLC, a wholly owned subsidiary of Field Trip Health USA Inc., is focused on developing digital teletherapy tools. “Trip App” is a mobile software application which provides users with a framework and tools for self-directed consciousness-expanding activities and features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. “Portal” is a digital health platform which supports clients participating in psychedelic therapies at Field Trip Health centers.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
2.
BASIS OF PREPARATION

Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS), as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”).
These consolidated financial statements were approved for issue by the Board of Directors on June 24, 2021.
Basis of Presentation
These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as detailed in the Group’s accounting policies in Note 3.
Functional Currency
The Group’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of loss and comprehensive loss.
The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.
Basis of Consolidation
These consolidated financial statements include the accounts of the Group, its subsidiaries and ketamine clinics in the United States that are owned solely by state-licensed physicians and organized as physician practices or professional medical corporations (“PCs”).
Subsidiaries
Subsidiary	Jurisdiction	Functional Currency	% Ownership
Field Trip Psychedelics Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health Canada Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Health B.V.	Netherlands	Euros	100%
Field Trip Digital LLC(i)	Delaware, USA	United States Dollars	100%
Field Trip Natural Products Limited(ii)	Kingston, Jamaica	United States Dollars	100%

(i)
Field Trip Digital LLC is a wholly owned subsidiary of Field Trip Health USA Inc.

(ii)
On June 3, 2020, Field Trip Psychedelics Inc., Darwin Inc., a third party, and Field Trip Natural Products Limited (“FTNP”) entered into a Share Purchase Agreement whereby Field Trip Psychedelics Inc. purchased 120 shares of FTNP from Darwin Inc. for a nominal amount of $120 USD. As a result of the share transfer, the Group increased its ownership from 20% to 100% of the authorized capital of FTNP. The Company as part of this arrangement entered into a share-based compensation agreement with Darwin Inc. as detailed in Note 18 Share-based Payments.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All significant intercompany balances and transactions have been eliminated upon consolidation.
Professional Medical Corporations (PCs)
Field Trip’s agreements with the PCs generally consist of Management Services Agreements (“MSAs”), which provide for various administrative and management services to be provided by the Company to the PC, and Succession Agreements, which provide for transition of ownership of the PCs under certain conditions.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
2.
BASIS OF PREPARATION (Continued)

The MSAs typically provide that the term of the arrangements is twenty years with automatic renewal for successive five-year terms, subject to termination by Field Trip or the PC in certain specified circumstances. The Company has the right to receive income as an ongoing administrative fee in an amount that represents fair value of services rendered and has provided all financial support through loans to the PCs. Field Trip is the sole and exclusive provider of all non-medical business management, information management, marketing, support and personnel, equipment and supplies as are reasonably necessary for the day-to-day administration, operation and non-medical management of the PCs. The Company directs and trains PC staff in the use of its proprietary psychotherapy protocols and establishes the guidelines for the employment and compensation of the physicians and other employees of the PCs. The PCs are branded as Field Trip clinics using its marketing collaterals and logo. In addition, Field Trip holds a security interest in all PC revenue and proceeds as collateral.
Under the terms of the Succession Agreement, Field Trip has the right to designate a successor shareholder in the event of a succession event. The outstanding voting equity instruments of the PCs are owned by successor shareholders appointed by Field Trip or other shareholders who are also subject to the terms of the Succession Agreements.
Based upon the provisions of these agreements, Field Trip determined that the PCs are controlled by the Company. The contractual arrangement to provide management services allows Field Trip to direct the economic activities that most significantly affect the PC. Accordingly, the Company is the primary beneficiary of the PCs and consolidates the PCs in accordance with IFRS 10 Consolidated Financial Statements. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support Field Trip provides to the PCs (e.g., loans) and the provisions of the successor shareholder succession arrangements described above, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to Field Trip shareholders. The aggregate carrying value of the current assets and liabilities included in the consolidated balance sheets for the PCs after elimination of intercompany transactions and balances were $525,985 and $224,535 respectively, as of March 31, 2021 and $nil and $nil, respectively, as of March 31, 2020. The PCs did not have noncurrent assets or liabilities.
3.
SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and use of estimates and judgments described below have been applied consistently in these consolidated financial statements by the Group and its subsidiaries.
Cash and Cash Equivalents
Cash and cash equivalents comprise cash in bank, short-term deposits, cashable guaranteed investment certificates (GICs) and non-redeemable GICs held at financial institutions with an original maturity from the date of acquisition of 90 days or less.
Restricted Cash
Restricted cash comprises cash held as collateral against FTP’s credit card limit and cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Short-Term Investments
Short-term investments comprise GICs with an original maturity from the date of acquisition of greater than 90 days and less than 365 days.
Accounts Receivable
Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Group makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9 Financial Instruments (“IFRS 9”), the Group evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 12-month period. Estimates of expected credit losses take into account the Group’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of loss and comprehensive loss. When the Group determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.
The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments. The Group performs

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
3.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

an estimation and review process periodically to identify instances on a timely basis where such estimates need to be revised to accurately assess the amount of expected revenues.
Property, Plant and Equipment
Property, plant and equipment (“PP&E”) is recorded at cost, net of accumulated depreciation and/or accumulated impairment losses.
The Group allocates the amount initially recognized in respect of an item of PP&E to its significant components and amortizes each such part separately. Residual values, method of depreciation and useful lives of the assets are reviewed annually or more frequently if required, and any changes in these estimates are adjusted prospectively.
The following estimates were effective for the fiscal year ended March 31, 2021:
Leasehold improvements	Shorter of asset life and term of lease	Straight-line
Furniture and fixtures	5 years	Straight-line
Medical and laboratory equipment	5 years	Straight-line
Computer equipment and software	3 years	Straight-line
Construction in progress	No term	Not amortized
Construction in progress is transferred to property, plant and equipment when the assets are available for use and amortization of the assets commences at that point.
Intangible Assets
Finite life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:
Field Trip Health website	4 years	Straight-line
Field Trip Health Portal	4 years	Straight-line
Trip App	4 years	Straight-line
Software in progress	4 years	Straight-line
The estimated success of applications and useful life are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
Indefinite intangible assets are deemed to have no foreseeable limit over which the asset is expected to generate net cash inflows. Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.
IFRS 16 Leases
IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model, with certain exemptions. The standard includes two recognition exemptions for lessees — leases of “low-value” assets and short-term leases with a lease term of 12 months or less. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.
Right-of-use assets
Leased assets are capitalized at the commencement date of the lease and are comprised of the initial lease liability amount, initial direct costs incurred when entering the lease, less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the life of the underlying lease agreement.
Lease obligations
The lease liability is measured at the present value of the fixed payments and variable lease payments that pertain to an index or rate, net of cash lease incentives that are not paid at the commencement date. Lease payments are apportioned between interest expense

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
3.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

and reduction of the lease liability using the rate implicit in the lease to achieve a constant rate of interest on the remaining balance of the liability. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.
Impairment of Non-Financial Assets
The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or cash generating units (CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.
An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
IFRS 9 Financial Instruments
Financial assets and liabilities, including derivatives, are recorded on the statement of financial position when the Group becomes a party to the financial instrument or derivative contract.
Classification and Measurement of Financial Instruments
The Group measures a financial instrument at its fair value plus, in the case of a financial instrument not at fair value through profit (loss) (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at fair value through FVTPL are expensed in profit (loss).
Subsequent measurement of financial assets and liabilities depends on the Group’s business model for managing the asset or liability and the cash flow characteristics of the asset or liability. There are three measurement categories in which the Group classifies its financial instruments:
Amortized Cost
Financial assets and liabilities that are held for collection or payment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Finance income or expense from these financial instruments is recorded in the statement of loss and comprehensive loss using the effective interest rate method.
Fair Value through Other Comprehensive Income (“FVOCI”)
Financial assets and liabilities that are held for collection or payment of contractual cash flows and for selling or acquiring the financial instruments. Changes in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in net income (loss). When the financial asset or liability is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to net income (loss).
Fair Value through Profit and Loss (“FVTPL”)
Financial assets and liabilities that do not meet the criteria for amortized cost or FVOCI are measured at fair value through profit (loss). Subsequent fair value gains or losses are recognized in profit or loss to the extent they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item (if any). Fair value is determined in the manner described in Note 32 Financial Instruments.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
3.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group has classified its financial instruments as follows:
Financial instrument	Classification	Measurement	Fair Value Hierarchy
Assets
Cash and cash equivalents	FVTPL	Fair Value	Level 1
Funds held in trust	FVTPL	Fair Value	Level 1
Restricted cash	FVTPL	Fair Value	Level 1
Short-term investments	Amortized cost	Amortized cost	N/A
Accounts receivable	Amortized cost	Amortized cost	N/A
Shareholder loan receivable	Amortized cost	Amortized cost	N/A
Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	N/A
Loan payable	Amortized cost	Amortized cost	N/A
Impairment of Financial Assets
For the impairment of financial assets under IFRS 9, the Group is required to apply an expected credit loss (“ECL”) model to all financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the date of Statement of Financial Position. The Group recognizes a loss allowance for expected credit losses on loan receivables which are measured at amortized cost. The measurement of the loss allowance depends upon the Group’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.
Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12- month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.
The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets. When an account receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statement of loss and comprehensive loss.
If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the consolidated statement of operations and comprehensive loss for the period to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.
Share-based payments
Share-based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and amortized over the vesting period. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The corresponding credit is recorded to share-based payments reserve in equity.
Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
3.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share Issuance Costs
Professional, consulting, regulatory fees and other costs that are directly attributable to the issuance of shares are charged to common shares when the related shares are issued, net of any tax effects.
Revenue Recognition
The Group generates revenue from the provision of psychotherapy services performed at its clinic locations.The Group uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:
1.
Identify the contract with a customer;

2.
Identify the performance obligation(s) in the contract;

3.
Determine the transaction price;

4.
Allocate the transaction price to the performance obligation(s) in the contract; and

5.
Recognize revenue when or as the Group satisfies the performance obligation(s).

The Group earns revenue from patients by offering various Ketamine Assisted Psychotherapy (KAP) programs at each Field Trip clinic. The number of sessions in each KAP program vary, however the structure and pricing remain consistent at each location. The current standard ketamine-assisted psychotherapy protocol offered at each Field Trip clinic typically consists of seventeen sessions which are completed over a three-to-four-week timeframe.
The Patient Services Agreement (PSA) between the clinic and patient outlines the clinic’s protocol, pricing, payment terms, cancellation fees and refund policy. Each session in the PSA has an assigned standalone value based on a standard hourly rate. Patients can cancel their treatment at any time and receive a full refund on sessions not yet completed, if sessions are paid in advance. Based on these terms, each session is an individual performance obligation and patient service revenues are recognized over a period of time as performance of obligations are completed.
Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized as revenue when the Group fulfills its performance obligations.
Patient service revenues are measured at the net patient service revenues received or receivable, which includes contractual allowances and discounts. In circumstances where the net patient service revenues have not yet been received, the amount of revenue recognized is estimated based on an expected value approach where management considers such variables as the average of previous net service revenues received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.
Research and Development
Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.
Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred.
Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.
Income Taxes
Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.
Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
3.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.
A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.
Provisions
The Group recognizes provisions if there is a present obligation as a result of a past event, it is probable that the Group will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.
Loss Per Share
Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share, except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.
Given the Group’s loss position, basic and diluted loss per share are the same and stock options and warrants are excluded from the weighted average number of shares outstanding since they are anti-dilutive.
Use of Estimates and Judgments
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Group reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
Key areas of judgment and estimation or use of managerial assumptions are as follows:
Research and development
Management monitors the progress of its research and development activities. Significant judgement is required to distinguish between the research and development phases and if development cost capitalization criteria are met. Development costs are recognized as an asset when the following criteria are met: (i) technical feasibility; (ii) intention to complete the project; (iii) the ability to generate future economic benefits; (iv) availability of technical and financial resources; and (v) the ability to measure the expenditures reliably. Research costs are expensed as incurred.
Share-based payments and warrants
The fair value of share-based compensation expense and warrants is estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option or warrant, the volatility of the underlying share price, the risk-free rate of return, the estimated rate of forfeiture of options granted, future exercise behaviors and corporate performance. Such estimates and assumptions are inherently uncertain, and any changes in these assumptions affect the fair value estimates of share-based compensation expense and warrants.
The Group measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Group’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further non-market-based information indicates actual forfeitures

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
3.
SIGNIFICANT ACCOUNTING POLICIES (Continued)

may vary from the original estimate. Any revisions are recognized in the consolidated statements of loss and comprehensive loss such that the cumulative expense reflects the revised estimate.
Estimated useful lives and impairment considerations of property, plant and equipment and intangible assets
Depreciation of property, plant and equipment and amortization of intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The impairment is amount by which the carrying amount of the asset or Cash Generating Unit (CGU) exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Management exercises judgement in the determination of the Company’s CGUs.
Deferred taxes
Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and results of tax audits by tax authorities.
Right of use assets and lease liabilities
For the measurement of lease liabilities, consideration was given to all factors that create an economic incentive to exercise extension, purchase and termination options available in its leasing arrangements. These options are only included in the lease term if management determines it is reasonably certain to be exercised. The assessment is reviewed if a significant event or significant changes in circumstances occur which affect this assessment.
Incremental borrowing rate
In determining the appropriate measurement of lease liabilities, the Group is required to estimate the incremental borrowing rate (“IBR”) specific to the transaction. The IBR applied reflects the interest rate that the Group would have to pay to borrow a similar amount at a similar term and with a similar security.
Impact of Coronavirus
While the precise impact of the recent novel coronavirus (“COVID-19”) outbreak remains unknown, it has introduced uncertainty and volatility in Canadian and global economies. The Group is monitoring developments and preparing for any impacts related to COVID-19. The Group has a comprehensive business continuity plan that ensures its readiness to appropriately address and mitigate regulatory and business risks as they arise including, but not limited to, mandatory closures, impacts on patients, practitioners and employees and research and development disruptions relating to FT-104 and psilocybin research.
Future Accounting Changes
IAS 1 Classification of Liabilities as Current or Non-Current
In January 2021, the International Accounting Standards Board (“IASB”) issued a narrow scope amendment to IAS 1 — Classification of Liabilities ad Current or Non-Current, which affects only the presentation of liabilities in the statement of financial position and not the amount or timing of their recognition. The amendment clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduces a definition of settlement to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The implementation of this amendment is not expected to have a significant impact on the Company.
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued an amendment to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors. The amendment introduces the definition of an accounting estimate and sets criteria to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment is effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. Management is currently assessing the impact of this amendment.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
4.
REVERSE TAKEOVER

On October 1, 2020, FTP completed its previously announced going public transaction (the “Transaction”) pursuant to the terms of an agreement entered into on August 21, 2020 between FTP, Newton and Newton Subco. On September 30, 2020, immediately prior to the closing of the Transaction, Newton filed articles of amendment to: (i) consolidate its outstanding common shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to “Field Trip Health Ltd.”.
The Transaction constituted a Reverse Takeover by way of a three-cornered amalgamation under applicable securities law, with FTP as the reverse takeover acquirer and Newton as the reverse takeover acquiree.
Pursuant to the terms of the agreement, Newton acquired all the issued and outstanding common shares of FTP. Holders of FTP common shares received one post-consolidation common share of Newton in exchange for each FTP share held. Newton became the direct parent and sole shareholder of FTP, changed its year end from December 31 to March 31 and continued under the Canada Business Corporations Act (“CBCA”) by Certificate and Articles of Continuance.
In connection with the completion of the Transaction, Newton common shares listed on the NEX board of the TSXV were delisted on September 30, 2020. Field Trip Health Ltd. shares commenced trading on the Canadian Stock Exchange (“CSE”) on October 6, 2020, under the stock symbol FTRP.
The Transaction does not constitute a business combination as Newton does not meet the definition of a business under IFRS 3 Business Combinations. Immediately after the Transaction, shareholders of FTP owned 100% of the voting rights of Newton. As a result, the Transaction has been accounted for as a capital transaction with FTP being identified as the accounting acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The Transaction has been accounted for in the consolidated financial statements as a continuation of the financial statements of FTP.
Purchase price consideration
FTP is deemed to have acquired the former Newton as part of the Transaction. The Transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date. The acquisition did not meet the criteria for a business combination and is therefore treated a recapitalization under the scope of IFRS 2 Share Based Payments. The consideration consisted entirely of shares and options of Field Trip Health Ltd. which were measured at the estimated fair value on the date of acquisition. The fair value of the Common Shares issued to the former Newton shareholders was determined to be $1,590,212 based on the fair value of the shares issued (795,106 shares at $2.00 per share). The fair value of the Newton Options was determined to be $74,982 using a Black Scholes model based on the following assumptions: Stock price volatility — 70%; Risk-free interest rate — 0.29 ‑ 0.33%; Stock price at October 1, 2020 — $2.00 and an expected life of 2.52 ‑ 3.86 years. In connection with the acquisition of Newton, the Company incurred transaction costs of $571,435, of which $375,713 was settled in cash and the remaining $195,722 in Company stock options.
Total
$
Consideration: Newton Commons Shares	1,590,212
Consideration: Newton Options	74,982
Total consideration	1,665,194
Transaction costs	571,435
2,236,629
Identifiable assets acquired: Newton Cash	66,487
Listing Expense	2,170,142

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
5.
FUNDS HELD IN TRUST

	As at March 31, 2021	As at March 31, 2020
	$	$
Funds held in trust	795,516	—
	795,516	—
Funds held in trust of $795,516 (March 31, 2020 — $nil) represents unrestricted funds held at a Canadian chartered bank by the Group’s corporate counsel, representing proceeds from the March Bought Deal Offering which were subsequently released in April 2021 (See Note 16 (xiv) Share Capital).
6.
RESTRICTED CASH

	As at March 31, 2021	As at March 31, 2020
	$	$
Funds held as collateral	100,501	100,000
Funds held at PCs	487,540	—
	588,041	100,000
As at March 31, 2021, the Group had $100,501 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit. The funds are invested in two cashable GIC accounts. $35,176 matures on November 4, 2021, and $65,325 matures on January 20, 2022. The Group also had $487,540 of restricted cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
As at March 31, 2020 the Group had $100,000 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit.
7.
SHORT TERM INVESTMENTS

	As at March 31, 2021	As at March 31, 2020
	$	$
Short term investments	72,552,870	—
	72,552,870	—
Short term investments of $72,552,870 (March 31, 2020 — $nil) represent non-redeemable GICs held with financial institutions as at March 31, 2021. These investments have maturities ranging from 6 months to one year, and interest rates from 0.35% to 0.80%.
8.
ACCOUNTS RECEIVABLE

	As at March 31, 2021	As at March 31, 2020
	$	$
Trade receivables	21,253	11,940
Sales tax receivable	768,981	191,172
Other receivables	23,527	—
	813,761	203,112
Trade receivables relates to amounts receivable from patients for treatments completed at the clinics. Other receivables relate to refunds owed to Field Trip for marketing materials.
During the fiscal year ended March 31, 2021 and period ended March 31, 2020, no expected credit loss allowance was recorded for accounts receivable. No receivables were written off during these periods.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
9.
OTHER ASSETS

	As at March 31, 2021	As at March 31, 2020
	$	$
Prepaid expenses	2,810,369	133,915
Lease security deposits	539,028	95,451
Prepaid additional (non-lease) rent	22,543	36,781
Shareholder loans receivable (Note 33)	50,521	47,991
	3,422,461	314,138
Less amounts due within one year	(2,890,197)	(133,916)
Non-current balance	532,264	180,222
As at March 31, 2021, prepaid expenses included $2,180,945 of insurance costs and $629,424 of other operating expenses (March 31, 2020 — $57,412 of insurance costs and $76,503 of other operating expenses).
10.
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as at March 31, 2021 and 2020:
March 31, 2021
Cost	Leasehold Improvements	Furniture & Fixtures	Computer Equipment & Software	Medical & Laboratory Equipment	Construction in Progress	Total
	$	$	$	$	$	$
Balance, April 1, 2020	342,590	56,187	78,770	5,533	106,402	589,482
Additions	305,944	233,167	369,392	272,045	798,242	1,978,790
Assets in use	594,585	45,246	—	—	(639,831)	—
Foreign currency translation adjustment	—	—	(409)	(629)	(12,081)	(13,119)
Balance, March 31, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153
Accumulated depreciation
Balance, April 1, 2020	(8,645)	(1,041)	(4,111)	(239)	—	(14,036)
Depreciation expense	(221,473)	(32,298)	(67,740)	(24,500)	—	(346,011)
Foreign currency translation adjustment	1,854	522	801	534	—	3,711
Balance, March 31, 2021	(228,264)	(32,817)	(71,050)	(24,205)	—	(356,336)
Net book value as at
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817
March 31, 2020	333,945	55,146	74,659	5,294	106,402	575,446
On April 6, 2020, FTNP entered into a partnership with the University of West Indies (“UWI”) to provide advanced research and development on psilocybin producing mushrooms. FTNP agreed to lease property from UWI on which to construct a laboratory (the “Jamaica Facility”), contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period (see Note 30 Commitments). In October 2020, construction of the Jamaica Facility was completed. $263,121 was transferred from construction in progress to leasehold improvements in the period ended March 31, 2021.
During the fiscal year ended March 31, 2021, $376,710 relating to the completion of the construction of the New York, Santa Monica, Chicago and Atlanta facilities was transferred from construction in progress to leasehold improvements.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
10.
PROPERTY, PLANT AND EQUIPMENT (Continued)

March 31, 2020
Cost	Leasehold Improvements	Furniture & Fixtures	Computer Equipment & Software	Medical & Laboratory Equipment	Construction in Progress	Total
	$	$	$	$	$	$
Balance, April 2, 2019	—	—	—	—	—	—
Additions	342,590	56,187	78,770	5,533	106,402	589,482
Balance, March 31, 2020	342,590	56,187	78,770	5,533	106,402	589,482
Accumulated depreciation
Balance, April 2, 2019	—	—	—	—	—	—
Depreciation expense	(8,645)	(1,041)	(4,111)	(239)	—	(14,036)
Balance, March 31, 2020	(8,645)	(1,041)	(4,111)	(239)	—	(14,036)
Net book value as at
March 31, 2020	333,945	55,146	74,659	5,294	106,402	575,446

11.
INTANGIBLE ASSETS

Intangible assets consist of the following as at March 31, 2021 and 2020:
March 31, 2021
Cost	Field Trip Health Website	Field Trip Health Portal	Trip App	Software in Progress	Total
	$			$	$
Balance, April 1, 2020	126,974	—	—	—	126,974
Additions	48,340	—	—	314,971	363,311
Assets in use	—	165,854	149,117	(314,971)	—
Balance, March 31, 2021	175,314	165,854	149,117	—	490,285
Accumulated amortization
Balance, April 1, 2020	(1,994)	—	—	—	(1,994)
Amortization expense	(41,263)	(10,728)	(9,176)	—	(61,167)
Balance, March 31, 2021	(43,257)	(10,728)	(9,176)	—	(63,161)
Net book value as at
March 31, 2021	132,057	155,126	139,941	—	427,124
March 31, 2020	124,980	—	—	—	124,980

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
11.
INTANGIBLE ASSETS (Continued)

March 31, 2020
Cost	Field Trip Health Website	Total
	$	$
Balance, April 2, 2019	—	—
Additions	126,974	126,974
Balance, March 31, 2020	126,974	126,974
Accumulated amortization
Balance, April 2, 2019	—	—
Amortization expense	(1,994)	(1,994)
Balance, March 31, 2020	(1,994)	(1,994)
Net book value as at
March 31, 2020	124,980	124,980

12.
RIGHT-OF-USE ASSETS

The Group leases real property for its Toronto office, clinical locations in North America and Europe and its research facility in Jamaica. Right-of-use assets (“ROU”) consist of the following as at March 31, 2021 and 2020:
March 31, 2021
Cost	Total
$
Balance, April 1, 2020	1,762,951
Additions	6,600,558
Foreign currency translation adjustment	(97,143)
Balance, March 31, 2021	8,266,366
Accumulated depreciation
Balance, April 1, 2020	(130,290)
Depreciation expense	(987,226)
Foreign currency translation adjustment	33,508
Balance, March 31, 2021	(1,084,008)
Net book value as at
March 31, 2021	7,182,358
March 31, 2020	1,632,661

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
12.
RIGHT-OF-USE ASSETS (Continued)

March 31, 2020
Cost	Total
$
Balance, April 2, 2019	—
Additions	1,766,643
Foreign currency translation adjustment	(3,692)
Balance, March 31, 2020	1,762,951
Accumulated depreciation
Balance, April 2, 2019	—
Depreciation expense	(130,290)
Balance, March 31, 2020	(130,290)
Net book value as at
March 31, 2020	1,632,661

13.
LEASE OBLIGATIONS

Lease obligations consist of the following as at March 31, 2021 and 2020:
March 31, 2021
Total
$
As at April 1, 2020	1,541,205
Additions during the period	6,514,499
Foreign currency translation adjustment	(76,749)
Payments during the period	(806,651)
Interest expense during the period	301,503
7,473,807
Less amounts due within one year	(1,070,435)
Long-term balance	6,403,372
March 31, 2020
Total
$
As at April 2, 2019	—
Additions during the period	1,626,973
Foreign currency translation adjustment	577
Payments during the period	(108,907)
Interest expense during the period	22,562
1,541,205
Less amounts due within one year	(462,871)
Long-term balance	1,078,334

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
13.
LEASE OBLIGATIONS (Continued)

The Group expenses payments for short-term leases and low-value leases as incurred. These payments for short-term leases and low-value leases were $249,486 for the fiscal year ended March 31, 2021 (March 31, 2020 — $172,354).
The Group’s future cash outflows may change due to variable lease payments, renewal options, termination options, residual value guarantees and leases not yet commenced to which the Group is committed that are not reflected in the lease obligations. The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at March 31, 2021 and 2020:
March 31, 2021
Total
$
Less than 1 year	1,477,942
1 to 2 years	1,319,214
2 to 3 years	976,531
3 to 4 years	981,128
4 to 5 years	1,006,984
Beyond 5 years	3,701,706
9,463,505
March 31, 2020
Total
$
Less than 1 year	581,743
1 to 2 years	709,426
2 to 3 years	405,824
3 to 4 years	20,578
1,717,571
See Note 30 Commitments for additional information on estimated additional rent payment obligations related to the Group’s leases on its clinical and office locations.
14.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at March 31, 2021	As at March 31, 2020
	$	$
Trade payables	3,126,120	270,235
Accrued liabilities	2,221,990	307,643
	5,348,110	577,878
As at March 31, 2021, trade payables included $1,731,213 of insurance costs and $252,882 of transaction costs incurred for the January and March 2021 bought deal offerings (see Notes 16(xiii) and (xiv) Share Capital. As at March 31, 2020, trade payables related to operating expenses incurred in the normal course of business.
As at March 31, 2021 accrued liabilities included $893,219 of transaction costs incurred for the January and March 2021 bought deal offerings (see Notes 16(xiii) and (xiv) Share Capital), $763,536 of accrued payroll liabilities and $565,235 of other expenses, primarily relating to professional fees. As at March 31, 2020, accrued liabilities included $182,759 of accrued payroll liabilities and $124,884 of other expenses relating primarily to professional fees.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
15.
LOAN PAYABLE

The Group applied for and received on September 17, 2020, the $40,000 Canada Emergency Business Account (“CEBA”), which is an interest-free loan to cover operating costs which was offered in the context of the COVID-19 pandemic outbreak. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $10,000. On December 31, 2022, the Corporation has the option to extend for 3 years the loan and it will bear a 5% interest rate. To estimate the fair value at initial recognition, the debt component was estimated first at $21,319, considering the forgiveness and interest free aspects. A 15% effective rate was used which corresponds to a market rate that the Corporation would have obtained for a similar loan. The $18,681 residual value was attributed to government assistance that is presented as other income in the statement of loss and other comprehensive loss.
On June 3, 2021, the Group applied for and received a $20,000 CEBA loan expansion. With a total loan payable of $60,000, the debt forgiveness is not available unless the initial $40,000 is repaid. The loan forgiveness is calculated as follows: 25% on the initial $40,000; plus 50% on amounts above $40,000 and up to $60,000. The maximum amount of debt forgiven is $20,000 (see Note 36 Subsequent Events).
16.
SHARE CAPITAL

Share Capital Authorized
The authorized share capital of the Group consists of an unlimited number of common shares (“Common Shares”), issuable in Series, and an unlimited number of preferred shares (“Preferred Shares”) issuable in series. As at March 31, 2021, the Group also has outstanding 2,071,090 warrants (“Warrants”) (March 31, 2020 — nil), which are listed and posted for trading on the CSE.
Common Shares
Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of Field Trip. Each Common Share confers the right to one vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the prior rights and privileges attached to any other class of shares of Field Trip, the holders of the Common Shares are entitled to receive any dividend declared by Field Trip.
In the event of the liquidation, dissolution or winding-up of Field Trip, whether voluntary or involuntary, subject to the prior rights and privileges attached to any other class of shares of Field Trip, the holders of the Common Shares are entitled to receive the remaining property and assets of Field Trip.
The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Shares to contribute additional capital, and no restrictions on the issuance of additional securities by Field Trip. There are no restrictions on the repurchase or redemption of Common Shares by Field Trip except to the extent that any such repurchase or redemption would render Field Trip insolvent. The Preferred Shares may, if issued, be made convertible into Common Shares at such rate and upon such basis as the board of directors of Field Trip (“Board”), in its discretion, may determine.
Voting Rights
Each holder of Class A Series Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and at all such meetings shall be entitled to one (1) vote in respect of each such share held by such holder. The foregoing, however, shall not apply to separate meetings of the holders of other classes or series of shares in accordance with the Shareholders Agreement. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding Class B Series Common Shares is entitled to cast the number of votes equal to the number of Class B Series Common Shares held by the holder. Except as provided by law or by the other provisions of the Articles, holders of Class B Series Common Shares shall vote together with the holders of Class A Series Common Shares as a single class.
Class B Series Common Shares Automatic Conversion
Upon the completion of a private placement of Class A Series Common Shares from treasury for gross proceeds of at least USD $2,500,000 in one or multiple closings (the “Qualified Financing”), then all of the Class B Series Common Shares will automatically and concurrently be converted into Class A Series Common Shares (the “Automatic Conversion”) as follows:
(a)
If the price paid per Class A Series Common Share in the Qualified Financing is equal to or greater than USD $1.125, then each Class B Series Common Share will convert into one Class A Series Common Share; or

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
16.
SHARE CAPITAL (Continued)

(b)
If the price paid per Class A Series Common Share in the Qualified Financing is less than USD $1.125, then the Class B Series Common Shares held by each holder will be converted into a number of Class A Series Common Shares determined by dividing the Subscription Amount by an amount equal to the product of the price paid per Class A Series Common Share in the Qualified Financing, multiplied by 0.80. For the purposes of this calculation, “Subscription Amount” means the number of Class B Series 1 Shares held by the holder multiplied by USD $ 0.90.

The brokered and non-brokered private placements completed on August 14 and September 21, 2020 met the definition of a Qualified Financing and all outstanding and issued Class B Series Common Shares were converted into Class A Series Common Shares on a 1:1 basis upon closing (see (vii) and (viii) below).
Preferred Shares
The Preferred Shares may be issued at any time or from time to time in one or more series. Subject to the provisions of the Canada Business Corporations Act, the Board may by resolution alter the articles of Field Trip to create any series of Preferred Shares and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series. The issuance of Preferred Shares and the terms selected by the Board could decrease the amount of earnings and assets available for distribution to holders of Common Shares or adversely affect the rights and powers, including the voting rights, of the holders of the Common Shares without any further vote or action by the holders of the Common Shares, if permitted by the Canada Business Corporations Act. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could make it more difficult for a third-party to acquire a majority of Field Trip’s outstanding Common Shares and thereby have the effect of delaying, deferring or preventing a change of control of Field Trip or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of the Common Shares.
There are currently no Preferred Shares outstanding (March 31, 2020 — nil).
Warrants
The Warrants are governed by the Warrant Indenture. Each Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances pursuant to the Warrant Indenture, one Common Share at an exercise price of $5.60 until July 5, 2022. The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events where the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price. No fractional Common Shares are issuable upon the exercise of any Warrants and no cash or other consideration will be paid in lieu of fractional Common Shares in such circumstances. The Warrant Indenture further provides that Field Trip has the right, but not the obligation, to accelerate the expiry date of the Warrants upon not less than fifteen (15) trading days’ notice by way of a news release, if the volume weighted average price of the Common Shares on the TSX exceeds $9.00 for any ten (10) consecutive trading days. Holders of Warrants do not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.
Share Capital Issued as at March 30, 2020
Class of Shares	Number of Shares Issued	Amount
		$
A(i-v)	11,510,900	1,605,027
B(viii)	9,431,023	11,176,243
	20,941,923	12,781,270

(i)
On April 2, 2019, the Group issued 6,300,630 Class A Series Common Shares at a price of $0.055 per share yielding gross proceeds of $350,000.

(ii)
On October 3, 2019 directors of the Group exercised options to purchase 2,700,270 Class A Series Common Shares at a price of $0.00001 for gross proceeds of $27.

(iii)
On October 19, 2019 the Group issued 2,510,000 Class A Series Common Shares at a price of $0.50 per share yielding gross proceeds of $1,255,000. As part of the issuance, shareholder loans of $50,000 and $10,000 for the purchase of 100,000 and 20,000 shares respectively were entered into with advisors of the Group, payable 5 years from the loan date and bearing zero interest.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
16.
SHARE CAPITAL (Continued)

(iv)
On January 29, 2020 the Group issued 9,431,023 Class B Series Common Shares at a price of $0.90 USD per share, yielding gross proceeds of $8,487,962 USD or $11,195,540 CAD.

(v)
Total finance costs incurred for the issuance of share capital during the period ended March 31, 2020 was $19,297 CAD of which $7,922 CAD was settled via the issuance of 6,666 units of Class B Series Common Shares at a price of $0.90 USD or $1.1884 CAD per share.

Share Capital Issued as at March 31, 2021
Class of Shares	Number of Shares Issued	Amount
		$
A(vi-xv)	57,297,238	130,784,175
	57,297,238	130,784,175

(vi)
On May 20, 2020, the Group issued 76,240 Class B Series Common Shares as follows: 11,113 Class B Series Common Shares at a price of $0.90 USD per share, yielding gross proceeds of $10,002 USD or $13,935 CAD. Real estate brokerage commissions of $63,853 were settled via the issuance of 50,911 Class B Series Common Shares at a price of $0.90 USD or $1.2542 CAD per share. Share issuance costs of $17,829 were settled via the issuance of 14,216 Class B Series Common shares at a price of $0.90 USD or $1.2542 CAD per share.

(vii)
On August 11, 2020, directors of FTP exercised options to purchase 9,000,900 Class A Shares at a price of $0.00001 for gross proceeds of $90.

(viii)
On August 14, 2020, the Group completed brokered and non-brokered private placements (the “FTP Private Placements”) of an aggregate of 5,516,724 Class A shares in the capital of Field Trip, at a price of $2.00 per share, for aggregate gross proceeds of $11,033,448. Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 Class A shares and 299,753 compensation warrants (the “FTP Compensation Warrants”). Each FTP Compensation Warrant is exercisable into one Class A Common Share of Field Trip at a price of $2.00 per share until August 14, 2022 (see Note 17 Warrants). The Series B Financing is a Qualified Financing (as defined below); therefore, all of the Class B Series Common Shares were automatically converted into Class A Series Common Shares upon closing of this transaction.

(ix)
On September 21, 2020, Field Trip completed a follow-on non-brokered private placement of an aggregate of 816,932 Class A Series Common Shares at a price of $2.00 per share for gross proceeds of $1,633,864.

(x)
The Company incurred share issuance costs of $707,263 relating to the August 14 and September 21, 2020 private placements.

(xi)
On September 25, 2020, 600,000 Class A Series Common Shares were issued as payment of milestone shares under the Jamaican SPA (see Note 18 Share-based Payments for further details).

(xii)
On October 1, 2020, 795,106 Class A Series Common Shares were issued upon closing of the Transaction (see Note 4 Reverse Takeover for details). Upon closing of the Transaction, the Group had only Common Shares outstanding.

(xiii)
On January 5, 2021 the Company completed a bought deal offering (the “January BD Offering”) resulting in the issuance of 4,448,200 Units of the Company at a price per Unit of $4.50 for gross proceeds of $20,016,900. Each Unit comprised one common share (“Common Share”) of the Company and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”).

Each Warrant entitles the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $5.60 per Warrant Share until July 5, 2022. In the event that the volume weighted average trading price of the Common Share for ten (10) consecutive trading days exceeds $9.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than 15 trading days’ notice (see Note 17 Warrants). The Warrants commenced trading on the CSE under the symbol “FTRP.WT on January 5, 2021.
In consideration of the services rendered by the underwriters in connection with the January BD Offering, the Company paid a cash commission equal to $763,046 and issued 169,565 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $4.50 per Compensation Share until January 5, 2023 (see Note 17 Warrants).
In connection with the January BD Offering, the short form prospectus qualified the distribution of 8,170 Common Shares and 49,016 additional FTP Compensation Warrants, for services rendered by the agents in connection with the FTP Private Placements (see Note 17 Warrants).

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
16.
SHARE CAPITAL (Continued)

(xiv)
On March 17, 2021 the Company completed a bought deal offering (the “March BD Offering”) resulting in the issuance of 14,661,499 Common Shares of the Company at a price of $6.50 per Common Share for gross proceeds of $95,299,744. In consideration of the services rendered by the underwriters in connection with the March BD Offering, the Company paid a cash commission equal to $4,961,472 and issued 865,303 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $6.50 per Compensation Share until March 17, 2023 (see Note 17 Warrants).

(xv)
During the fiscal year ended March 31, 2021, 9,218,767 options were exercised for gross proceeds of $208,698.

Share Capital Reserved for Issuance
A summary of shares reserved for issuance is as per below:

Class of Shares	As at March 31, 2021	As at March 31, 2020
Common Share Stock Options	5,150,798	11,377,706
Warrants	2,071,090	—
FTP Compensation Warrants	343,269	—
Compensation Warrants	1,034,868	—
Jamaica Facility Shares (Note 18)	600,000	—
	9,200,025	11,377,706

17.
WARRANTS

The following is a schedule of the warrants outstanding as at March 31, 2021:
	FTP Compensation Warrants	Compensation Warrants	Warrants	Total Warrants
	#	#	#	#
Issued	348,769	1,034,868	2,224,100	3,607,737
Exercised	(5,500)	—	(153,010)	(158,510)
Balance, March 31, 2021	343,269	1,034,868	2,071,090	3,449,227
The weighted average life for warrants outstanding as at March 31, 2021 was 1.4 years. The weighted average market fair value of shares purchased through warrant exercises during the fiscal year ended March 31, 2021 was $1.03.
FTP Compensation Warrants
August 2020
Warrants Issued	348,769
Exercised	(5,500)
Expired	—
Outstanding, March 31, 2021	343,269
Exercise Price	$2.00
Expiry Date	August 14, 2022
The Company issued 299,753 FTP Compensation Warrants to the underwriter in connection with the completion of the FTP Private Placements which closed on August 14, 2020 (see Note 16 (viii) Share Capital). In connection with the January BD Offering, the short form prospectus qualified the distribution of 49,016 additional FTP Compensation Warrants, for services rendered by the

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
17.
WARRANTS (Continued)

agents in connection with the FTP Private Placements (see Note 16(xiii) Share Capital). The warrants have an expiry date of August 14, 2022. Each warrant entitles the holder to purchase one Class A share at $2.00 until the expiry date. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 75 ‑ 110%, (iii) risk-free rate of 0.19 ‑ 0.31%, (vi) share price of $2, (v) forfeiture rate of 0%, and (vi) expected life of 1.6 ‑ 2 years.
Compensation Warrants
	January 2021	March 2021	Total Compensation Warrants
Warrants Issued	169,565	865,303	1,034,868
Exercised	—	—	—
Expired	—	—	—
Outstanding, March 31, 2021	169,565	865,303	1,034,868
Exercise Price	$4.50	$6.50
Expiry Date	January 5, 2023	March 17, 2023
The Company issued 169,565 Compensation Warrants to the underwriter in connection with the January BD Offering which was completed on January 5, 2021(see Note 16(xiii) Share Capital). The warrants have an expiry date of January 5, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $4.50 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.19%, (vi) share price of $3.56, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.
The Company issued 763,303 Compensation Warrants to the underwriter in connection with the March BD Offering which was completed on March 17, 2021 (see Note 16(xiv) Share Capital). The warrants have an expiry date of March 17, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $6.50 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.27%, (vi) share price of $6.16, (v) forfeiture rate of 0%, and (vi) expected life of 2 years. An additional 102,000 Compensation Warrants were issued to a consultant in connection with the March BD Offering.
Warrants
January 2021
Warrants Issued	2,224,100
Exercised	(153,010)
Expired	—
Outstanding, March 31, 2021	2,071,090
Exercise Price	$5.60
Expiry Date	July 5, 2022
The Company issued 2,224,100 Warrants in connection with the completion of the January BD Offering which closed on January 5, 2021 (see Note 16(xiii) Share Capital). The warrants have an expiry date of July 5, 2022. Each warrant entitles the holder to purchase one Common Share, at an exercise price of $5.60 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.18%, (vi) share price of $3.56, (v) forfeiture rate of 0%, and (vi) expected life of 1.5 years.
The terms of the FTP Compensation Warrants, Compensation Warrants and Warrants specify that these instruments will be settled by Field Trip exchanging a fixed amount of cash for a fixed number of its own Common Shares. These terms meet the “fixed for fixed” criteria outlined in IAS 32 Financial Instruments for the warrants to be classified and accounted for as equity in the consolidated statements of financial position.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
18.
SHARE-BASED PAYMENTS

The Group has two share-based compensation plans: the “Stock Option Plan” and the “Long Term Incentive Option Plan”.
Long Term Incentive Option Plan
On April 2, 2019, the directors of the Group authorized option agreements with each of the five founding executives of the Group. Under the terms of the agreement, each option holder received 1,800,180 options to purchase Class A shares at an exercise price of $0.00001. The options vest over a period of four years and expire on the fifth anniversary of the grant date.
On August 11, 2020, the Group accelerated the vesting of all 9,000,900 outstanding long term incentive options which were immediately exercised and recognize in the consolidated statements of loss and comprehensive loss.
Stock Option Plan
On August 1, 2019, the directors of the Group authorized the establishment of the “Stock Option Plan”. The maximum number of common shares that will be reserved for issuance under the Stock Option Plan shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. For the avoidance of doubt, Long Term Incentive Options are excluded from the Stock Option Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.
On October 6, 2020, in conjunction with the closing of the Transaction, Field Trip amended its Stock Option Plan. The maximum number of common shares reserved for issuance under the Stock Option Plan pursuant to options not intended as Incentive Stock Options (“ISOs”) shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis, excluding Long Term Incentive Options. The maximum number of Common shares reserved for issuance under the Stock Option Plan pursuant to ISOs is 7,500,000.
As at March 31, 2021, the number of Common Shares available for issuance under the Stock Option Plan pursuant to options not intended as ISO’s was 3,284,250. The number of Common Shares available for issuance under the Stock Option Plan pursuant to ISOs was 6,641,000.
Under the Stock Option Plan, the Group may grant options to purchase common shares to officers, directors, employees or consultants of the Group or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. All options issued to-date have a life of ten years or less. In general, options have vested either immediately upon grant or over a period of four to ten years or upon the achievement of certain performance-related measures or milestones.
The following is a schedule of the options outstanding as at March 31, 2021 and 2020:
March 31, 2021
	Options	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 1, 2020	11,377,706	0.00001 - 0.50	0.10
Stock Option Plan — Granted	3,160,193	0.50 - 8.25	3.47
Stock Option Plan — Forfeit	(168,334)	0.50 - 2.00	0.89
Stock Option Plan — Exercised	(9,218,767)	0.00001 - 2.00	0.02
Balance, March 31, 2021	5,150,798	0.50 - 8.25	2.29
March 31, 2020
	Options	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 2, 2019	—	—	—
Stock Option Plan — Granted	2,376,806	0.5	0.50
Long Term Incentive Options — Granted	9,000,900	0.00001	0.00
Balance, March 31, 2020	11,377,706	0.00001 - 0.50	0.50

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
18.
SHARE-BASED PAYMENTS (Continued)

The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.
Option model inputs for options granted during the fiscal year ended March 31, 2021 and period ended April 2, 2019 (date of incorporation) to March 31, 2020 were as follows:
March 31, 2021
Options	Grant Date	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Forfeiture Rate	Fair Value per Option
#		$	$	%	(years)%		%	$
3,085,742	April 1, 2020 - March 31, 2021	0.28(i) - 8.25	0.5 - 8.25	0.5 - 1.5	9.3	110	3	0.24 - 7.50
74,451	October 1, 2020	2	1.76 - 2.00	0.29 - 0.33	2.52 - 3.86	70	0	0.85 - 1.09
March 31, 2020
Options	Grant Date	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Forfeiture Rate	Fair Value per Option
#		$	$	%	(years)%		%	$
9,000,900	April 2, 2019	0.06	0.00001	1.55	5	75	0	0.06
2,376,806	March 31, 2020	0.5	0.5	0.7	10	75	0	0.19
On January 29, 2020, the Group issued 9,431,023 Class B shares at a price of $0.90 USD per share. The Group derived the valuation of the Class A shares on the issuance date based on the Class B issuance price on January 29, 2020, adjusted for share specific attributes resulting in an estimated fair value of Class A shares of $0.21 USD or $0.28 CAD.
During the fiscal year ended March 31, 2021, the Group issued stock options for Field Trip Shares as follows:
Date issued	Options	Exercise Price
	#	$
7-Aug-20	670,000	0.50
2-Sep-20	490,000	2.00
30-Sep-20	229,000	2.00
1-Oct-20	317,874	2.00
2-Nov-20	65,000	2.68
1-Dec-20	60,000	4.60
31-Dec-20	220,000	4.09
29-Jan-21	329,997	5.01
17-Feb-21	335,822	8.25
26-Feb-21	110,000	8.00
31-Mar-21	332,500	5.74
	3,160,193	3.47

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
18.
SHARE-BASED PAYMENTS (Continued)

The following table summarizes the unvested outstanding and exercisable options held by directors, officers, employees and consultants as at March 31, 2021 and 2020:
March 31, 2021
	Outstanding			Exercisable
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.5 - 8.25	4,365,557	8 - 10	2.56	785,241	0.80
March 31, 2020
	Outstanding			Exercisable
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
.00001 - 0.50	2,376,806	5 - 10	0.10	15,000	0.50
Jamaica Facility Shares
Field Trip Psychedelics Inc. will issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”); 600,000 upon commencement of research in the newly renovated research facility, 150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff. On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares at a deemed price per Field Trip Common Share of $2.00. On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Common Shares at a price per share of $6.78 (See Note 36 Subsequent Events).
The fair value of the Jamaica Facility Shares is measured at the date of grant using the Black-Scholes pricing model.
Black-Scholes model inputs for the Jamaican Facility Shares for the fiscal year ended March 31, 2021 were as follows:
Shares to be Issued	Grant Date	Share Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Fair Value per Share
#		$	%	(years)%		$
1,200,000	3-Jun-20	2.00 (i)	0.62	4	75	2
Summary of Stock-based Compensation
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Stock option compensation expense — Stock Option Plan	1,275,457	68,177
Stock option compensation expense — Long Term Incentive Options	241,524	262,526
Stock-based compensation expense — Jamaica Facility Shares	1,526,438	—
Stock-based compensation expense	3,043,419	330,703

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
18.
SHARE-BASED PAYMENTS (Continued)

	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Stock option compensation expense — General and administration	1,102,306	301,642
Stock option compensation expense — Patient service expense	257,599	10,041
Stock option compensation expense — Research and development	1,598,231	13,775
Stock option compensation expense — Sales and marketing	85,283	5,245
Stock-based compensation expense	3,043,419	330,703

19.
NET LOSS PER SHARE

For the fiscal year ended March 31, 2021 and period ended March 31, 2020, basic loss per share and diluted loss per share were the same, as the Group recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
Loss attributable to common shares ($)	(23,117,607)	(2,628,324)
Dilutive effect on income	—	—
Weighted average number of shares outstanding — basic (#)	33,067,833	10,373,191
Weighted average number of shares outstanding — diluted (#)	33,067,833	10,373,191
Loss per common share, basic ($)	(0.70)	(0.25)
Loss per common share, diluted ($)	(0.70)	(0.25)

20.
GENERAL AND ADMINISTRATION

	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Personnel costs	5,214,979	896,227
External services	3,222,244	753,106
Share-based payments (Note 18)	1,516,981	330,703
Travel and entertainment	396,534	231,400
IT and technology	655,950	50,536
Office and general	155,205	48,104
Total general and administration	11,161,893	2,310,076
Personnel costs include compensation paid to its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations.
External services comprise professional and consulting fees, investor relations and insurance expense.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
21.
OCCUPANCY COSTS

	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Operating rent expense	249,485	172,354
Taxes, maintenance, insurance	37,738	73,884
Minor furniture and fixtures	507,976	37,312
Utilities and services	102,192	33,926
Total occupancy costs	897,391	317,476
Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations (see Note 30 Commitments for further details).
22.
SALES AND MARKETING

	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Brand and public relations	731,511	214,091
Conference fees	78,783	42,803
Personnel costs	347,027	29,147
External marketing services	464,119	19,669
Other marketing	8,783	—
Total sales and marketing	1,630,223	305,710

23.
RESEARCH AND DEVELOPMENT

	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
External services	2,254,608	—
Personnel costs	759,080	178,644
Supplies and services	404,002	14,548
Total research and development	3,417,690	193,192
The expenditures above relate to research and development activities which do not qualify for capitalization based on the Group’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the fiscal year ended March 31, 2021 and period ended March 31, 2020.
External services fees relate primarily to fees paid to third parties to (i) further FT-104 development; and ii) manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility, provide legal advice and manage government relations.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
24.
DEPRECIATION AND AMORTIZATION

	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Depreciation and Amortization — Leasehold Improvements	221,473	8,645
Depreciation and Amortization — Furniture & Fixtures	32,298	1,041
Depreciation and Amortization — Computer Equipment & Software	67,740	4,111
Depreciation and Amortization — Medical Lab and Equipment	24,500	239
Depreciation and Amortization — Right of use asset	987,226	130,290
Depreciation and Amortization — Intangible assets	61,167	1,994
Total depreciation and amortization	1,394,404	146,320

25.
PATIENT SERVICES EXPENSE

	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Personnel costs	1,411,083	7,568
Supplies and services	116,048	1,641
Payment provider fees	17,197	194
Total patient services expense	1,544,328	9,403
Patient services expense is comprised of direct costs incurred by the clinics to generate patient services revenue.
26.
FINANCE EXPENSE

	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Interest expense on leases	(301,503)	(22,562)
Interest income on shareholders’ loan	2,531	1,586
Interest income on refundable lease deposit	7,549	951
Interest expense on loan	(1,793)	—
Interest income on bank balances	40,957	118
Total finance expense	(252,259)	(19,907)

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
27.
OTHER INCOME (EXPENSE)

	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Unrealized foreign exchange loss	(78,420)	(1,111)
Realized foreign exchange gain (loss)	(1,578,142)	667,526
Government assistance — wage subsidy	17,381	6,345
Government assistance — CEBA loan	18,681	—
Government assistance — IAP funding	20,328	—
Total other income (expense)	(1,600,172)	672,760
The Company applied for, and received, governmental assistance related to the COVID-19 pandemic:
(i)
The Canada Emergency Business Account (CEBA) program provides an interest-free loan of $40,000, of which and if required conditions are met, only 75% or $ 30,000 of the loan amount is repayable by December 31, 2022. Government assistance is comprised of the fair value of the loan amount forgiven using an 15% effective interest rate (see Note 15 Loan Payable).

(ii)
The 10% Temporary Wage Subsidy for Employers (TWS) program provides a subsidy of 10% of wages from March 18, to June 19, 2020 up to $1,375 for each eligible employee. The maximum total is $25,000 for each eligible employer. For the fiscal year ended March 31, 2021, the Company received wage subsidies of $18,000 (March 31, 2020 — $nil).

(iii)
The Innovation Assistance Program (IAP) provides assistance to early stage, small to medium-sized enterprises unable to access COVID-19 support. The Company received $20,328 to cover salary expenses for the period from April 1 to June 24, 2020.

28.
NON-CONTROLLING INTEREST

The following table summarizes the information relating to the Group’s subsidiary Field Trip Natural Products Limited before intercompany eliminations:
	As at March 31, 2021	As at March 31, 2020
	$	$
Current assets	—	30,300
Non-current assets	—	5,294
Current liabilities	—	(48,941)
Non-current liabilities	—	(28,374)
Total equity	—	(41,721)
Non-controlling interest (%)(i)	0%	20%
Equity attributable to Field Trip	—	(33,377)
Equity attributable to NCI	—	(8,344)

(i)
See Note 2 Basis of Presentation for changes to the ownership structure of the Group’s subsidiary Field Trip Natural Products during the fiscal year ended March 31, 2021.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
29.
CHANGE IN NON-CASH WORKING CAPITAL

	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Accounts receivable	(610,649)	(209,457)
Other current assets	(2,756,281)	(133,916)
Other non-current assets	(160,706)	(36,781)
Accounts payable and accrued liabilities	3,545,957	577,878
Deferred revenue	40,318	2,000
Net changes in non-working capital	58,639	199,724

30.
COMMITMENTS

Lease obligations
The Group leases real property for its clinical and office locations in North America and Europe. The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:
	Expiry	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
		$	$	$	$	$	$	$
Amsterdam Clinic	October 31, 2026	356,193	63,796	63,796	63,796	63,796	63,796	37,214
Atlanta Clinic	January 31, 2031	275,316	27,998	27,998	27,998	27,998	27,998	135,325
Chicago Clinic	September 30, 2031	607,459	59,264	59,264	59,264	59,264	59,264	311,138
Houston Clinic	March 31, 2026	260,303	52,061	52,061	52,061	52,061	52,061	—
Santa Monica Clinic	June 30, 2030	557,450	60,813	60,813	60,813	60,813	60,813	253,386
Toronto Clinic and Headquarters	October 31, 2023	288,119	111,530	111,530	65,059	—	—	—
		2,344,840	375,462	375,462	328,991	263,932	263,932	737,063
These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.
In addition to variable rent payments, the Company has committed to base rent payments at its Houston, San Diego, Seattle, and Washington DC clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.
	Expiry	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
		$	$	$	$	$	$	$
Houston Clinic	March 31, 2026	1,166,515	183,172	231,375	231,375	231,375	231,375	57,844
San Diego Clinic	January 31, 2032	2,689,297	38,426	235,742	242,814	250,098	257,601	1,664,617
Seattle Clinic	December 31, 2028	1,652,889	53,972	217,574	224,321	231,067	237,814	688,142
Washington DC Clinic	March 31, 2032	2,155,693	78,594	112,389	197,369	202,303	207,360	1,357,678
		7,664,394	354,164	797,080	895,879	914,843	934,150	3,768,281

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
30.
COMMITMENTS (Continued)

Jamaica Facility
	Expiry	Total	1 year	2-3 years	4-5 years	More than 5 years
		$	$	$	$	$
Jamaica Facility	April 6, 2023	880,493	673,135	163,925	43,433	—
In connection with its partnership with UWI, FTNP agreed to lease property from UWI, contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research, and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. $263,121 was transferred from construction in progress to leasehold improvements in the period ended March 31, 2021 (see Note 10 Property Plant and Equipment).
31.
SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Group operates in three segments:
•
Clinical Operations which encompass the Group’s psychedelic assisted psychotherapy clinics across North America.

•
Research which consists of the research of fungi at the Group’s facility in Jamaica and research focused employees of Field Trip Psychedelics, and

•
Corporate which encompasses the operations of Field Trip headquarters.

Factors considered in determining the operating segments include the Group’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.
Segment Information	Clinical Operations	Research	Corporate	Total
	$	$	$	$
Fiscal Year Ended March 31, 2021
Net revenue	960,895	—	—	960,895
Net loss	(7,819,810)	(3,682,256)	(11,615,541)	(23,117,607)
Property, plant, and equipment	1,673,103	440,168	85,546	2,198,817
Intangible assets	427,124	—	—	427,124
Segment Information	Clinical Operations	Research	Corporate	Total
	$	$	$	$
Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
Net revenue	1,000	—	—	1,000
Net loss	(977,824)	(109,867)	(1,540,633)	(2,628,324)
Property, plant, and equipment	482,242	5,294	87,910	575,446
Intangible assets	124,980	—	—	124,980

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
31.
SEGMENT REPORTING (Continued)

Geographic Information	Canada	United States	Jamaica	Netherlands	Total
	$	$	$	$	$
Fiscal Year Ended March 31, 2021
Net revenue	471,622	489,273	—	—	960,895
Net loss	(15,707,476)	(6,104,906)	(332,636)	(972,589)	(23,117,607)
Property, plant, and equipment	400,069	1,018,047	440,168	340,533	2,198,817
Intangible assets	427,124	—	—	—	427,124
Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
Net revenue	1,000	—	—	—	1,000
Net loss	(1,876,081)	(713,124)	(39,119)	—	(2,628,324)
Property, plant, and equipment	460,304	109,848	5,294	—	575,446
Intangible assets	124,980	—	—	—	124,980

32.
FINANCIAL INSTRUMENTS

Classification of Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:

	As at March 31, 2021	As at March 31, 2020
	$	$
Financial assets at fair value through profit and loss
Cash and cash equivalent (Level 1)	38,469,057	9,590,758
Funds held in trust (Level 1)	795,516	—
Restricted cash (Level 1)	588,041	100,000
Financial assets at amortized cost
Short term investment	72,552,870	—
Accounts receivable	813,761	203,112
Shareholders’ loan receivable	50,521	47,991
Total financial assets	113,269,766	9,941,861
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	5,348,110	577,878
Loan payable	23,112	—
Total financial liabilities	5,371,222	577,878
Fair Value
IFRS 13 — Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
32.
FINANCIAL INSTRUMENTS (Continued)

Level 2 — Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data
Level 3 — Significant unobservable inputs that are supported by little or no market activity
Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
Credit Risk
The Group, in the normal course of business, is exposed to credit risk from its customers. Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Group is exposed to credit risk on its cash and accounts receivable. The Group’s objective with regard to credit risk in its operating activities is to reduce its exposure to losses. As the Group does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full amount of the carrying value of its cash and accounts receivable.
The Group’s cash and cash equivalents, funds held in trust and restricted cash are held with financial institutions in various bank accounts. These financial institutions are major banks in Canada, the United States, and Jamaica which the Group believes lessens the degree of credit risk.
Liquidity Risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The Group manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Group typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Group raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at March 31, 2021, the Group had $39,852,614 of cash and cash equivalents.
Undiscounted contractual obligations as of March 31, 2021 and 2020 are as follows:
March 31, 2021
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,348,110	5,348,110	—	—	—
Deferred revenue	42,318	42,318	—	—	—
Loan payable	30,000	—	30,000	—	—
Lease obligations	9,463,505	1,477,942	2,295,745	1,988,112	3,701,706
Total financial liabilities	14,883,933	6,868,370	2,325,745	1,988,112	3,701,706
Total commitments	10,889,733	1,402,761	2,561,337	2,420,290	4,505,344
Total	25,773,666	8,271,131	4,887,082	4,408,402	8,207,050
March 31, 2020
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	577,878	577,878	—	—	—
Deferred revenue	2,000	2,000	—	—	—
Lease obligations	1,717,571	581,743	1,115,250	20,578	—
Total financial liabilities	2,297,449	1,161,621	1,115,250	20,578	—
Total commitments	260,237	111,530	148,707	—	—
Total	2,557,686	1,273,151	1,263,957	20,578	—

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
32.
FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk
Financial instruments that potentially subject the Group to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Group has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Group’s lease obligations are at fixed rates of interest.
Currency Risk
The Group is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Group’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at March 31, 2021, the Group held USD dollar denominated cash of $45,902,622 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $487,541 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at March 31, 2021 of $571,095. USD dollar expenses for the fiscal year ended March 31, 2021 were $6,068,168 USD. Varying the foreign exchange rate for the fiscal year ended March 31, 2021 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $80,235 assuming that all other variables remained constant.
33.
RELATED PARTY TRANSACTIONS

The Group’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.
Shareholders
Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due on demand or five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Group measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets in accordance with IFRS 9. The amortized cost of the loans as at March 31, 2021 was $50,521 (see Note 9 Other Assets) and total interest income accrued at market rate in profit or loss for the fiscal year then ended was $2,531 (see Note 26 Finance Income (Expense)).
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Key management at March 31, 2021 includes ten directors and executive officers of the corporation. Key management personnel compensation for the fiscal year ended March 31, 2021 and period ended March 31, 2020 was comprised of:
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Salaries	1,361,495	83,333
Share-based compensation (Note 18)	288,148	240,230
	1,649,643	323,563
Grassfed Ventures
During the period ended March 31, 2020, the Group was charged for various capital and operating expenditures by Grassfed Ventures, an entity owned by three of the Group’s directors and executive officers. For the period ended March 31, 2020 amounts charged to the Group at arms-length were recorded as:

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
33.
RELATED PARTY TRANSACTIONS (Continued)

$
General and administration	146,067
Occupancy costs	67,000
Property, plant and equipment	9,122
Sales and marketing	616
222,805
There were no accounts payable to Grassfed Ventures as at March 31, 2020.
34.
INCOME TAXES

The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of loss and comprehensive loss for the fiscal year ended March 31, 2021 and period ended March 30, 2020:
	Fiscal Year Ended March 31, 2021	Period Ended March 31, 2020
	$	$
Loss for the year/period before income tax	(23,117,607)	(2,628,324)
Statutory tax rate	26.50%	26.50%
Expected income tax (recovery)	(6,126,166)	(696,506)
Non-deductible items and other	1,309,217	92,054
Foreign tax rate differences	(11,766)	(3,989)
Change in deferred tax assets not recognized	4,828,715	608,441
Total income tax expense (recovery)	—	—
Current tax expense (recovery)	—	—
Deferred tax expense (recovery)	—	—
	—	—
The deferred tax assets (liabilities) as at March 31, 2021 and 2020 are comprised of the following:
	As at March 31, 2021	As at March 31, 2020
	$	$
Lease obligations	1,931,677	184,768
Non-capital loss carryforwards — Canada	—	22,631
Shareholder loans	—	—
Start-up Costs — USA	—	5,606
Right-of-use assets	(1,889,038)	(180,353)
Property, plant and equipment	(42,639)	(27,981)
Share issuance costs	—	(4,671)
	—	—

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
34.
INCOME TAXES (Continued)

The unrecognized deductible temporary differences as at March 31, 2021 and 2020 are comprised of the following:
	As at March 31, 2021	As at March 31, 2020
	$	$
Lease obligations	213,260	11,654
Non-capital loss carryforwards	21,548,363	1,530,095
Shareholder loans	13,596	—
Start-up Costs — USA	715,584	694,865
Property, plant and equipment	9,648,236	12,009
Share issuance costs	—	38,423
Total unrecognized deductible temporary differences	32,139,039	2,287,046
As at March 31, 2021, the Company has not recognized a deferred tax asset in respect of non-capital loss carryforwards of approximately $21,548,363 which may be carried forward to apply against future income for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the year 2040.
Year of Loss	Expiry	Canada	Jamaica	Netherlands	United States	Total
		$	$	$	$	$
2020	2040	1,518,502	38,423	—	—	1,556,925
2021	2041	11,605,974	833,838	720,667	6,830,959	19,991,438
		13,124,476	872,261	720,667	6,830,959	21,548,363

35.
CONTINGENCIES

Litigation
During the prior year, the Group terminated a lease contract with a lessor due to circumstances which it believes constituted a breach of contract by the lessor. Should the Group become involved in litigation due to the termination of this contract, the Group believes it has prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.
36.
SUBSEQUENT EVENTS

TSX Listing
On June 7, 2021 Field Trip’s Common Shares and warrants commenced trading on the TSX under the ticker symbols “FTRP” and “FTRP.WT” respectively. In connection with the TSX listing, the Common Shares and warrants were delisted from the Canadian Securities Exchange (“CSE”).
NASDAQ Listing
On June 8, 2021, the Company announced that it had applied to list its Common Shares on the NASDAQ Stock Market (“NASDAQ”). In advance of an anticipated listing on NASDAQ, Field Trip will file a Registration Statement with the United States Securities and Exchange Commission. The listing of Common Shares on NASDAQ remains subject to the review and approval of the listing application and the satisfaction of all applicable listing and regulatory requirements, as well as effectiveness of the registration statement. Field Trip will continue to maintain the listing of its Shares on the Toronto Stock Exchange under the symbol “FTRP”.
Option Grants
On April 30, 2021, the Group issued 229,888 options at an issue price of $6.05 per Field Trip Share.
On May 31, 2021, the Group issued 385,000 options at an issue price of $5.53 per Field Trip Share.

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)
Notes to the Consolidated Financial Statements (Continued)
For the Fiscal Year Ended March 31, 2021 and Period from
April 1, 2019 (Date of Incorporation) to March 31, 2020
36.
SUBSEQUENT EVENTS (Continued)

Clinic Openings
San Carlos, California
On April 15, 2021, the Group executed a lease agreement to build its San Carlos, California clinic, commencing on September 1, 2021 and ending August 31, 2031. Total commitments under the lease are approximately $3,845,220.
Fredericton, New Brunswick
On April 16, 2021, the Group executed a lease agreement to build its Fredericton, New Brunswick clinic, commencing on August 1, 2021 and ending July 31, 2031. Total commitments under the lease are approximately $685,000.
Vancouver, British Columbia
On April 29, 2021, the Group executed a lease agreement to build its Vancouver, British Columbia clinic, commencing on September 1, 2021 and ending August 31, 2031. Total commitments under the lease are approximately $1,939,712.
Austin, Texas
On June 4, 2021, the Group executed a lease agreement to build its Austin, Texas clinic, commencing on November 1, 2021 and ending March 31, 2032. Total commitments under the lease are approximately $4,442,091.
Stamford, Connecticut
On June 21, 2021, the Group executed a lease agreement to build its Stamford, Connecticut clinic, commencing on December 1, 2021 and ending May 31, 2032. Total commitments under the lease are approximately $1,757,751.
Loan Payable
On June 3, 2021, the Group applied for and received a $20,000 CEBA loan expansion. The loan is interest-free and is in addition to the initial $40,000 CEBA loan received on September 17, 2020. With a total loan payable of $60,000, the debt forgiveness is not available unless the initial $40,000 is repaid. The loan forgiveness is calculated as follows: 25% on the initial $40,000; plus 50% on amounts above $40,000 and up to $60,000. The maximum amount of debt forgiven is $20,000 (see Note 15 Loan Payable).
Jamaica Facility Shares
On June 22, 2021, Field Trip issued the second instalment of the Jamaica Facility shares under the SPA, being a total of 150,000 shares at a price per Field Trip Common Share of $6.78 (see Note 18 Share-based payments).
Exercise of Warrants
On June 22, 2021, 144,377 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $288,754.